Exhibit 99.2

[China Metro-Rural Letterhead]

March 20, 2014

Dear Warrant Holders,

RE: ADJUSTMENT TO THE EXERCISE PRICE OF WARRANTS

In respect of the Warrants that the Company issued to you on May 11, 2011 and further to the letters we sent to you dated August 16, 2011 concerning adjustment due to certain share issuances in August of 2011, July 16, 2012 concerning adjustment due to the certain make good adjustment, August 20, 2012 concerning adjustment due to issuance of US$60 million convertible bonds and warrants, December 23, 2013 concerning adjustment due to issuance of US$15 million convertible bonds, and January 28, 2014 concerning adjustment due to issuance of US$5 million convertible bonds, the Company hereby informs you that the exercise price of the warrants is further adjusted from US$1.8730 per ordinary share to US$1.8360 per ordinary share (the “Adjustment”) pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, as a result of recent issuance of US$10 million convertible bonds with a initial conversion price of US$1.30 per Ordinary Share (the “CBs”). The Adjustment is effective from March 20, 2014. A calculation of the adjusted exercise price of the Warrants is attached as Appendix A to this letter for your reference and reflects (A) the current adjustment due to issuance of the CBs; (B) the adjustment due to issuance of the CBs in January 2014, (C) the adjustment due to issuance of the CBs in December 2013; (D) the adjustment due to issuance of the CBs and the CB Warrants in August 2012, (E) the adjustment due to the Adjusted EBITDA for the fiscal year ended March 31, 2012 and (F) the adjustment due to certain share issuances in August of 2011. For the purpose of this letter, the terms used in this letter shall have the same meaning as contained in the Warrant Agent Agreement and the Warrant to Purchase Ordinary Shares filed as an exhibit to the Form 6-K dated May 11, 2011, which can be found on the website of the Securities and Exchange Commission at www.sec.gov and the Company at www.chinametrorural.com.

Yours truly,

FOR AND ON BEHALF OF

CHINA METRO-RURAL HOLDINGS LIMITED

/s/ Alex Lung Hei Man
Alex Lung Hei Man
Deputy Chief Financial Officer

Exhibit A

China Metro-Rural Holdings Limited

Calculation on Adjustment to Exercise Price of Warrants

		Number of shares		Issue/exercise price US$	Consideration US$
Private Placement Closed on 2 August 2011:
Ordinary shares issued		2,000,000		2.500	5,000,000
Private Placement Closed on 16 August 2011:
Ordinary shares issued		5,900,000		2.500	14,750,000
Underlying ordinary shares exercisable from warrants		5,900,000		2.875	16,962,500
Issuance of CBs and CB Warrants on 15 August 2012:
Underlying ordinary shares convertible from the CBs		55,499,028		1.081	60,000,000
Underlying ordinary shares exercisable from the CB Warrants		6,000,000		1.297	7,783,800
Issuance of CBs on 20 December 2013		11,538,459		1.300	15,000,000
Issuance of CBs on 27 January 2014		3,846,153		1.300	5,000,000
Issuance of CBs on 20 March 2014		7,692,307		1.300	10,000,000

Aggregate consideration		98,375,947		(A)	134,496,300
Original Exercise Price				(B)	3.456
Number of shares (A) would purchase at the Original Exercise Price				(A)/(B)	38,916,753

Adjusted exercise price of the Warrants pursuant to Section 2(c) of the Warrants to Purchase Ordinary Shares	=	2.88 *	x	65,643,782 + 38,916,753 65,643,782 + 98,375,947
Adjusted exercise price of the Warrants	=	2.88 *	x	63.75%
Adjusted exercise price of the Warrants (US$)	=	1.8360

*	The exercise price of the Warrants is adjusted from US$3.456 to US$2.88 pursuant to Section 2(d)(ii) of the Warrants to Purchase Ordinary Shares due to the Adjusted EBITDA for the fiscal year ended March 31, 2012.